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                              August 23, 2022

       David YL Leung
       Chief Executive Officer
       Euro Tech Holdings Company Limited
       Unit D, 18/F
       Gee Chang Hong Centre
       65 Wong Chuk Hang Road
       Hong Kong

                                                        Re: Euro Tech Holdings
Company Ltd.
                                                            Annual Report on
Form 20-F for Fiscal Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            File No. 000-22113

       Dear Mr. Leung:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information, page 5

   1. In a separately captioned section at the beginning of Item 3 (the China Section), please disclose prominently
that you are not a Chinese operating company but a British Virgin
                                                        Islands holding company
with operations conducted by your subsidiaries based in China and that this structure
involves unique risks to investors. Disclose that investors may never hold equity interests
in the Chinese operating company. Your disclosure should
                                                        acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely result in
a material change in your operations and/or a material change in the value of your
securities, including that it could cause the value of such securities to significantly decline
or become worthless. Provide a cross reference to your detailed discussion of risks
facing the company as a result of this structure. Please provide a
 David YL Leung
FirstName LastNameDavid  YLLimited
                             Leung
Euro Tech Holdings Company
Comapany
August 23, NameEuro
           2022      Tech Holdings Company Limited
August
Page 2 23, 2022 Page 2
FirstName LastName
         response letter with your proposed disclosure.
2. In the China Section, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China, and include cross-references to the relevant risk factors contained in Item 3.D.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
Foreign
         Companies Accountable Act, Accelerating Holding Foreign Companies Accountable Act,
         and related regulations will affect your company. Discuss the inspection time frames under both Acts and include a cross-reference to the related detailed risk factor. Please provide a response letter with your proposed disclosure.
3. In the China Section, please state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your securities. Please provide a response letter with your proposed disclosure.
4. In the China Section, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors hold an interest. Please provide a response letter with your proposed disclosure.
5. In the China Section, provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections, as well. Please provide a response letter with your proposed disclosure.
 David YL Leung
FirstName LastNameDavid  YLLimited
                             Leung
Euro Tech Holdings Company
Comapany
August 23, NameEuro
           2022      Tech Holdings Company Limited
August
Page 3 23, 2022 Page 3
FirstName LastName
6. As a related matter, please disclose in the China Section, the summary risk factors section and the risk factors section that, to the extent cash in the business is in a PRC entity, the funds may not be available to fund operations or for other use outside of the
         PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Provide a cross reference in the China Section to the discussions in the summary risk factors and risk factors. Please provide a response letter with your proposed disclosure.
7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies in the China Section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please provide a response letter with your proposed disclosure.
8.       In the China Section, include a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors hold their interest and the entity(ies) in which
the company   s
         operations are conducted. Please provide a response letter with your proposed disclosure.
9. In the China Section, include a summary of risk factors. In the summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority
         of the company   s operations in China poses to investors. In
particular, describe the
         significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-
         reference to the risk factors section for each risk discussed in the summary of risk factors.
         Please provide a response letter with your proposed disclosure.
10. In the China Section, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State whether you or your subsidiaries are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your
 David YL Leung
FirstName LastNameDavid  YLLimited
                             Leung
Euro Tech Holdings Company
Comapany
August 23, NameEuro
           2022      Tech Holdings Company Limited
August
Page 4 23, 2022 Page 4
FirstName LastName
         subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please provide a response letter with your proposed disclosure.
11. In the China Section, disclose that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please provide a response letter with your proposed disclosure.
Euro Tech Holdings Company Limited Consolidated Financial Statements Consolidated Statements of Operations and Comprehensive Income / (Loss), page F-5

12. Please tell us in detail your GAAP basis for excluding (loss) / gain on disposal of property, plant and equipment from operating income / (loss). Alternatively, revise your financial statements accordingly. Refer to ASC 360-10-45-5 and ASC 250-10-50-7.
Note 2. Summary of significant accounting policies
(s) Ordinary share, page F-18

13. You indicate here that in 2019 and 2021 you issued bonus shares. In your Form 6-K filed
         December 16, 2021, you also indicate that your board of directors authorized the issuance of additional bonus shares to shareholders of record as of January 7, 2022. Please tell us why these bonus share issuances were not accounted for and disclosed as stock splits in your statements of shareholders' equity, earnings per share computations for all periods presented and elsewhere throughout your filings. Alternatively, amend your Form 20-F accordingly and also tell us whether you continue to believe both your internal control over financial reporting and your disclosure controls and procedures were effective as of
         December 31, 2021, including the factors you considered to support these conclusions.
          Refer to ASC 505-20-25-2, ASC 505-20-50-1, ASC 260-10-55-12 and ASC
250-10-50-7.
Note 22. Commitments and contingencies
(ii) Non-controlling interest put option, page F-41

14. You indicate that the non-controlling interests of Yixing Pact Environmental Technology
         Co., Ltd. and Pact Asia Pacific Limited were granted a put option requiring you to acquire part or all remaining shares of these two companies at a per share price calculated by 5.2 times their average net income for the three prior fiscal years divided by the number of shares outstanding at the time the option is exercised. Please explain why the non-
         controlling interests subject to the put option have not been reflected as temporary equity in your balance sheet and explain in detail how your accounting for these put options complies with the guidance in ASC 480-10-S99-3A, as applicable.
 David YL Leung
Euro Tech Holdings Company Limited
August 23, 2022
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameDavid YL Leung                          Sincerely,
Comapany NameEuro Tech Holdings Company Limited
                                                          Division of
Corporation Finance
August 23, 2022 Page 5                                    Office of Trade &
Services
FirstName LastName